Exhibit 1.01

Akoustis Technologies, Inc.

Conflict Minerals Report

For The Calendar Year Ended December 31, 2022

This Conflict Minerals Report (this “Report”) of Akoustis Technologies, Inc. for the calendar year ended December 31, 2022 (the “Reporting Period”) is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), and pursuant to the Company’s Specialized Disclosure Report on Form SD (“Form SD”) for the Reporting Period filed with the Securities and Exchange Commission (the “SEC”). The Rule imposes certain reporting and disclosure obligations on SEC registrants for which cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten (“conflict minerals”) are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant.

References in this Report to “Akoustis,” “the Company,” “we,” “our,” or “us” refer to Akoustis Technologies, Inc. and its subsidiary, Akoustis, Inc., on a consolidated basis, unless otherwise indicated or the context otherwise requires. In accordance with Instruction 3 to Item 1.01 of Form SD, this Report does not include products manufactured or contracted for manufacture by businesses that had not been obligated to provide a specialized disclosure report with respect to conflict minerals and were acquired by us on or after May 1, 2021.

Company and Product Overview

Akoustis® is an emerging commercial product company focused on developing, designing, and manufacturing innovative radio filter (“RF”) filter solutions for the wireless industry, including for products such as smartphones and tablets, network infrastructure equipment, Wi-Fi Customer Premise Equipment (“CPE”) and defense applications. Filters are critical in selecting and rejecting signals, and their performance enables differentiation in the modules defining the RF front-end (“RFFE”). Located between the device’s antenna and its digital backend, the RFFE is the circuitry that performs the analog signal processing and contains components such as amplifiers, filters and switches. We have developed a proprietary microelectromechanical system (“MEMS”) based bulk acoustic wave (“BAW”) technology and a unique manufacturing process flow, called “XBAW®”, for our filters produced for use in RFFE modules. Our XBAW® filters incorporate optimized high purity piezoelectric materials for high power, high frequency and wide bandwidth operation. We are developing RF filters for 5G, Wi-Fi and defense bands using our proprietary resonator device models and product design kits (PDKs). As we qualify our RF filter products, we are engaging with target customers to evaluate our filter solutions. Our initial designs target UHB, sub 7 GHz 5G, Wi-Fi and defense bands. We expect our filter solutions will address problems (such as loss, bandwidth, power handling, and isolation) created by the growing number of frequency bands in the RFFE of mobile devices, infrastructure and premise equipment to support 5G, and Wi-Fi. We have prototyped, sampled and begun commercial shipment of our single-band low loss BAW filter designs for 5G frequency bands and 5 GHz and 6 GHz Wi-Fi bands which are suited to competitive BAW solutions and historically cannot be addressed with low-band, lower power handling surface acoustic wave (“SAW”) technology. Additionally, through our wholly owned subsidiary, RFMi, which we acquired majority ownership in October 2021 and full ownership in April 2022, we operate a fabless business whereby we make sales of complementary SAW resonators, RF filters, crystal (“Xtal”) resonators and oscillators, and ceramic products—addressing opportunities in multiple end markets, such as automotive and industrial applications. We also offer back-end semiconductor supply chain services through our wholly owned subsidiary, Grinding & Dicing Services, Inc., which we acquired in January 2023.

Design of Conflict Minerals Program

Akoustis’ due diligence framework with regards to conflict minerals, which is summarized below, is designed to conform with the Organization for Economic Co-operation and Development (“OECD”) Guidance for Responsible Supply Chains for Minerals from Conflict-Affected and High Risk Areas, and the Supplements on Tin, Tantalum and Tungsten and on Gold.

Step 1- Strong company management systems

●	We have a Conflict Mineral Policy, which is publicly available on our website. (https://akoustis.com/wp-content/uploads/2020/06/AKOUSTIS-TECHNOLOGIES-Conflict-Minerals-Statement.v2.pdf )

●	Internal conflict minerals process is led by our Senior Director of Product Reliability in order to maintain our Conflict Minerals Policy, which reports program activities to executive management on a regular basis.

●	Maintain a confidential hotline to enable employees, suppliers and stakeholders to report any concerns and violations, and for general inquiries.

●	Maintain records relating to our conflict minerals program.

Step 2- Identify and assess risks in the supply chain

●	Utilize the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”) to identify smelters and refiners (“SORs”) that process the necessary conflict minerals contained in our products.

●	Survey our supply chain using the CMRT, requesting identified direct suppliers to identify SORs and country of origin of the conflict minerals.

●	Contact suppliers who returned CMRT information with trigger items on which to follow up based on internally defined criteria.

●	Compare our final SORs list against the list of facilities maintained by the Responsible Minerals Assurance Process (“RMAP”) to identify which SORs are conformant to RMAP’s standards.

Step 3- Maintain a strategy to respond to identified risks

●	Utilize risk management strategies to respond to identified risks in the event that Akoustis’ due diligence process identifies smelters in the supply chain sourcing or processing conflict minerals from the Democratic Republic of Congo or adjoining countries (together, the “Covered Countries”), and are not RMAP conformant.

●	Perform risk mitigation efforts by encouraging suppliers to purchase materials from SORs validated as supporting responsible mineral procurement by an independent auditor in conformance with the RMAP assessment protocols.

●	Provide status reports including information on the source and chain of custody of conflict minerals in our supply chain to our senior management regularly, and at least annually.

Step 4- Independent third-party audit of SORs’ due diligence practices

●	As Akoustis does not source directly from conflict minerals processing facilities, we rely on the risk management and due diligence processes of RMI’s RMAP, including the program’s independent third-party audit process.

Step 5- Report annually on supply chain due diligence

●	In accordance with the Rule, Akoustis will file a Form SD and, as applicable, a conflict minerals report with SEC on an annual basis. In accordance with the OECD guidelines and the Rule, this Report is available on our website at www.akoustis.com.

Description of Due Diligence Measures Performed

●	Compared our final SORs list (compiled based on information received from suppliers) against the list of facilities maintained by RMAP to identify which SORs are RMAP conformant or active.

●	Provided status reports including information on the source and chain of custody of conflict minerals in our supply chain to our senior management.

Results of Our Due Diligence Measures

Akoustis uses tin, tantalum, tungsten and gold (“3TG”) in the design and manufacture of certain of its products and is therefore a “downstream” company in the conflict minerals supply chain. Due to the nature of our supply chain, we do not typically have a direct relationship with 3TG SORs. Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and raw materials that are also supplied by other downstream companies in the supply chain. Our due diligence process involves seeking data from our relevant suppliers, and these suppliers seeking similar information from their supply chain in order to identify the sources for the necessary conflict minerals. We rely on the good faith efforts of our supply chain to provide us with reasonable data. We also depend largely on information collected and provided by RMI obtained through its independent third-party audit programs, such as RMAP. We achieved a response rate of 100% for our supply chain survey.

Many of our suppliers sourced 3TG from a variety of upstream sources and provided information to us on an aggregated, company-wide level. Due to the fungible nature of these materials, we understand that these suppliers were unable to trace the 3TG that they source into the products provided to any particular customer (including Akoustis). As a result, our list of SORs may contain more facilities than are actually used in our supply chain.

We compare SORs declared by our suppliers against the list of facilities that are conformant with the RMAP’s standards for responsible mineral procurement and obtain countries of origin information (when available) from RMI. Our due diligence measures identified 47 SORs determined to be legitimate processing facilities by the RMI, all of which have been validated as RMAP conformant.

As reported to us by our relevant suppliers, we have included a list of SORs determined to be legitimate processing facilities by the RMI and the locations of these facilities in Table 1 below.

As previously noted, because of the nature of our supply chain, we do not typically have any direct relationship with 3TG SORs. Therefore, as noted above, we contributed to the improvement of SOR diligence practices by working through our supply chain and RMI.

Ongoing Improvement Efforts

For the next reporting period, we intend to continue taking steps to mitigate the risk that conflict minerals that are necessary to the functionality or production of our products finance or benefit armed groups in the Covered Countries.

These steps may include:

a.	work with relevant suppliers to update their conflict minerals reporting template using the latest CMRT, and verify the identified smelters with the latest RMI’s updated RMI list;

b.	follow our conflict minerals program to continue reasonable due diligence measures in our effort to determine the source and chain of custody of conflict minerals;

c.	work with suppliers and others on industry-wide solutions to enable products that are Covered Contries conflict free; and

d.	extend RCOI and due diligence measures to any entities and businesses acquired in the future, as required by the Rule.

Table of Conflict Minerals Processing Smelters or Refiners

Set forth in the table below is a list of the 47 SORs identified by our suppliers as possibly being used to process 3TG. RMAP statuses set forth in the lists below are based on information provided by RMI as of May 1, 2022. Our efforts to determine the mine or location of origin of our necessary conflict minerals are set forth above in “Description of Due Diligence Measures Performed” and “Results of Our Due Diligence Measures”.

Table 1: Smelters and Refiners

Metal	Smelter Name	Smelter Country	RMI Smelter Identification
Gold	Aida Chemical Industries Co., Ltd.	JAPAN	CID000019
Gold	Asahi Pretec Corp.	JAPAN	CID000082
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	CID000228
Tin	Alpha	UNITED STATES OF AMERICA	CID000292
Tin	Dowa	JAPAN	CID000402
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707
Gold	Ishifuku Metal Industry Co., Ltd.	JAPAN	CID000807
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN	CID000937
Gold	Kojima Chemicals Co., Ltd.	JAPAN	CID000981
Tin	China Tin Group Co., Ltd.	CHINA	CID001070
Gold	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	CID001078
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Gold	Matsuda Sangyo Co., Ltd.	JAPAN	CID001119
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA	CID001142
Gold	Metalor Technologies (Suzhou) Ltd.	CHINA	CID001147
Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	CID001152
Gold	Metalor Technologies S.A.	SWITZERLAND	CID001153
Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA	CID001157
Tin	Mineracao Taboca S.A.	BRAZIL	CID001173
Tin	Minsur	PERU	CID001182
Gold	Mitsubishi Materials Corporation	JAPAN	CID001188
Tin	Mitsubishi Materials Corporation	JAPAN	CID001191
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CID001193
Gold	Nihon Material Co., Ltd.	JAPAN	CID001259
Tin	PT Mitra Stania Prima	INDONESIA	CID001453
Tin	PT Refined Bangka Tin	INDONESIA	CID001460
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CID001622
Gold	Sumitomo Metal Mining Co., Ltd.	JAPAN	CID001798
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CID001875
Tin	Thaisarco	THAILAND	CID001898
Gold	Tokuriki Honten Co., Ltd.	JAPAN	CID001938
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	CID001993
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA	CID002030
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	CID002036
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA	CID002082
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	CHINA	CID002243
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CID002517
Tin	Metallo Belgium N.V.	BELGIUM	CID002773
Tin	PT Menara Cipta Mulia	INDONESIA	CID002835
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	CID003116
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	CID003190
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	CID003325

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